DREYFUS U.S. TREASURY LONG TERM FUND

Statement of Investments

March 31, 2005 (Unaudited)

	Prinicipal Amount($)		Value ($)
Bonds and Notes - 98.5 %			
U.S. Government Agencies/Mortgage-Backed- 3.7%			
Small Business Administration,			
Ser. 2005-P10A, Cl. 1, 4.638%, 2/10/2015	3,000,000		**2,949,707**
U.S. Treasury Bonds - 63.2%			
5.25%, 11/15/2028	5,210,000		5,480,867
5.25%, 2/15/2029	9,215,000		9,706,344
6%, 2/15/2026	3,000,000		3,432,750
6.125%, 11/15/2027	3,500,000		4,091,850
7.25%, 8/15/2022	3,500,000		4,475,205
7.125% 2/15/2023	1,650,000		2,090,600
7.625%, 2/15/2025	10,175,000		13,711,932
8%, 11/15/2021	5,175,000		7,029,099
			50,018,647
U.S. Treasury Inflation Protected Securities - 2.0%			
3%, 7/15/2012	1,452,954	a,b	**1,600,284**
U.S. Treasury Notes - 29.6%			
1.625%, 10/31/2005	150,000	b	148,716
2.5%, 5/31/2006	12,130,000	b	11,988,807
4.25%, 8/15/2013	9,770,000	b	9,637,577
5%, 2/15/2011	1,600,000	b	1,662,304
			23,437,404
Total Bonds and Notes			
(cost $77,687,642)			**78,006,042**

	Face Amount Covered by Contracts ($)	Value($)
Options - .0%		
Call Options - 0%		
U.S. Treasury Notes, 4%, 2/15/2015		
May 2005@ 96.9375	800,000	5,600
Put Options -0%		
U.S. Treasury Notes, 4%, 2/15/2015		
June 2005@ 95.328125	885,000	8,142
Total Options		
(cost $20,655)		**13,742**

	Principal Amount	($)	Value($)
Short Term - .6 %			
U.S. Treasury Bills,			
2.26%, 4/14/2005	170,000		169,842
2.33%, 5/26/2005	200,000		199,204
2.49%, 6/16/05	125,000	c	124,290
Total Short Term Investments			
(cost $493,306)			**493,336**

	Shares		Value ($)
Investment of Cash Collateral for Securities Loaned- 32.5%			
Registered Investment Company:			
Dreyfus Institutional Cash Advantage Fund			
(cost $25,721,206)	25,721,206	d	**25,721,206**

Total Investments (cost $103,922,809)	**131.7**	**%**	**104,234,326**
Liabilities, Less Cash and Receivables	**(31.7)**	**%**	**(25,070,773)**
Net Assets	**100.0**	**%**	**79,163,553**

a Principal amount for accrual purposes is periodically adjusted based on changes in the Consumer Price Index.

b All or a portion of these securities are on loan. At March 31, 2005, the total market value of the fund's securities on loan is $25,037,688 and the total market value of the collateral held by the fund is $25,721,206.

c Held by a broker as collateral for open financial futures position.

d Investments in affiliated money market mutual funds.

Securities valuation policies and other investment related disclosures are hereby incorporated by reference to the annual and semi annual reports previously filed with the Securities and Exchange Commission on Form N-CSR.

DREYFUS U.S. TREASURY LONG TERM FUND

Statement of Financial Futures

March 31, 2005 (Unaudited)

	Contracts	Market Value Covered by Contracts ($)	Expiration	Unrealized Appreciation/ (Depreciation) at 3/31/2005 ($)
Financial Futures Long				
U.S. Treasury 10 Year Notes	128	13,986,000	June 2005	(168,000)
Financial Futures Short				
U.S. Treasury 2 Year Notes	91	18,827,047	June 2005	81,047
				(86,953)

DREYFUS U.S. TREASURY LONG TERM FUND

Statement of Options Written

March 31, 2005 (Unaudited)

	Face Amount Covered by Contracts ($)	Value($)
Call Options		
U.S. Treasury Notes, 4%, 2/15/2015		
May 2005@ 98.484375	1,600,000.00	4,816
Put Options		
U.S. Treasury Notes, 4%, 2/15/2015		
June 2005@ 93.53125	1,770,000.00	6,036
(Premiums received $ 20,655)		**10,852**